UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

Nominees for Non-Executive Directors of KB Financial Group Inc.
On March 3, 2010, KB Financial Group Inc. (“KB Financial Group”) disclosed details regarding the nominees for non-executive directors to be appointed at the annual general meeting of shareholders of KB Financial Group to be held on March 26, 2010.
Nominees for Non-Executive Directors

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Seunghee Koh (New appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• Advisor, Fair Trade Commission of Korea • Chairman of Finance Accounting Dept., Korea Accounting Association • Director, Korea Accounting Association	• Ph.D. in Business Administration, University of Oklahoma • M.B.A., Indiana University • B.A. in Business Administration, Seoul National University	Republic of Korea	2 years

Kyungjae Lee (New appointment) (01/30/1939)	—	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearings Institute • Director and auditor, Bank of Korea • Deputy governor, Bank Inspection Board	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	Republic of Korea	2 years

Youngnam Lee (New appointment) (09/03/1957)	CEO, EZ Digital Co., Ltd.	• Chairman, Korea Venture Business Women’s Association • Vice Chairman, Korea Venture Business Women’s Association • CEO, Seohyun Electronics Co., Ltd.	• Course of Business Administration, KAIST • Business School, Ajou University • Dong Busan University	Republic of Korea	2 years

Jacques P.M. Kemp (Re-appointment) (05/15/1949)	—	• Vice Chairman, ING Asia/Pacific for Insurance/Investments, Amsterdam • CEO, ING Asia/Pacific Insurance • Global Head of e-Business, ING Group • Chairman, ING Bank International	• M.B.A., University of Chicago • International Senior Management Program at Harvard University • Higher Economic School, Rotterdam	The Netherlands	1 year

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 3, 2010	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO